Speaker 1:   At Tacos Patron, it's very important that the food captures the essence of the classic Mexican street tacos.

Speaker 1:   Experience the authentic flavors combined with sizzling meats.

Speaker 1:   Tacos Patron has brought the culture of true Mexican food for many to enjoy.

Speaker 1:   Bravazo Rotisserie aims to provide the best Latin American food.

Speaker 1:   Mouthwatering Peruvian meals that combines unique flavors from across the globe.

Speaker 1:   As a family owned restaurant, it's important for us to provide not just great food, but also a friendly experience.